EXHIBIT 99.10

First Supplemental Agreement to the Negative Pledge / Pari Passu Declaration

dated November 13/17, 2008

Of                                   Dr. Winfried Kill

Parkstr. 32 A, 51427 Bergisch Gladbach

To                                 Norddeutsche Landesbank – Girozentrale –

Friedrichswall 10, 30159 Hannover
- referred to hereinafter as NORD/LB -

The following provisions of the negative pledge / pari passu declaration dated November 13/17, 2008 shall be amended as laid out hereinafter:

With respect to all present and future (including conditional and time limited) claims of NORD/LB against myself from the second and third supplemental agreement entered into between myself and NORD/LB on October 15, 2008 and to the purchase agreement dated July 29, 2008 regarding the purchase of shares in Remote MDX, Inc., incorporated in Utah, USA, (ISIN US75961Q1013), I hereby assume the following obligations:

1.      Participation in the Vessel

I undertake

•

not to sell or (further) encumber the limited partnership interest hold by me in the amount of EUR 11,725,000.00 in MS ‘VEGA LEA’ Schiffahrtsgesellschaft mbH & Co KG, registered with the commercial register of the local court of Hamburg under registration number HRA 105781 (referred to hereinafter as ‘Company’), with a nominal capital of EUR 11,975,000.00 and

•	not to enter into any obligations the subject of which would be to sell or (further) encumber my partnership interest in the Company.

I furthermore undertake towards NORD/LB to pledge aforesaid partnership interest in the Company to NORD/LB on its first demand, and to provide the approvals of the general partner or any other third parties necessary for such pledge.

2.      Term, Application of General Terms and Conditions, Choice of Law, Venue:

This agreement shall remain in effect until terminated in written form by both parties. NORD/LB will consent to such termination if any and all claims of NORD/LB resulting from the second and third supplemental agreement to the purchase agreement dated July 29, 2008 are fulfilled not merely temporarily.

The laws of the Federal Republic of Germany shall apply to this agreement. Non-exclusive venue shall be Hannover, Germany.

This supplemental agreement forms part of the negative pledge / pari passu declaration dated November 13/17, 2008.

All other conditions and agreements of the pledge of partnership interests in limited partnerships dated November 13/17, 2008, remain in effect without any amendments.

Bergisch Gladbach, 12/16/2008	/s/ Rosemarie Kill
Dr. Winfried Kill

Hannover, 12/16/2008	Norddeutsche Landesbank Girozentrale
/s/ Antje Wintjes
Mrs. Antje Wintjes
/s/ Bernd Sablowsky
Mr. Bernd Sablowsky